UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LQR House Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

50215C109

(CUSIP Number)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50215C109
1	Name of reporting person Wilson Su
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power 765,186
	6	Shared voting power 0
	7	Sole dispositive power 765,186
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 765,186
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of issuer:

LQR House Inc. (the “Company”)

(b)	Address of issuer’s principal executive offices:

6800 Indian Creek Dr., Suite 1E

Miami Beach, Florida 33141

Item 2.

(a)	Name of person filing:

Wilson Su

(b)	Address of the reporting person’s principal business office:

#2206 8 Smithe Mews

Vancouver, British Columbia V6B 0A5

(c)	Citizenship:

Canada

(d)	Title of class of securities:

Common Stock

(e)	CUSIP No.: 50215C109

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

765,186 shares of common stock (beneficially owned indirectly through Mercantile Holdings Inc., a British Columbia corporation)

(b)	Percent of class: 1.7%

This percentage was calculated based on a total of 44,777,109 shares of common stock outstanding as of October 16, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

765,186

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

765,186

(iv)	Shared power to dispose or to direct the disposition of:

0

On October 16, 2023, the reporting person, through Mercantile Holdings Inc., acquired 3,400,000 shares of common stock from the Company pursuant to the Company’s underwritten registered public offering that closed on that date. The reporting person resold the 3,400,000 shares on October 16, 2023. By acquiring the 3,400,000 shares, the reporting person briefly became the beneficial owner of 4,165,186 shares of common stock, representing approximately 9.3% of the class of common stock. Following the reporting person’s resale of the 3,400,000 shares, the reporting person now beneficially owns 765,186 shares of common stock, or approximately 1.7% of the class, as reported above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023

/s/ Wilson Su
Wilson Su

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